BlackRock Funds II
BlackRock Multi-Asset Income Portfolio (the "Fund")

77D(g)
Policies with respect to security investments
Effective until January 11, 2016, the first sentence in the sections entitled "Key Facts About BlackRock Multi-Asset Income Portfolio - Principal Investment Strategies of the Fund" in the Summary Prospectus and "Fund Overview - Key Facts About BlackRock Multi-Asset Income Portfolio - Principal Investment Strategies of the Fund" in the Prospectus was deleted in its entirety and replaced with the following:
The Fund may invest up to 80% of its assets in equity securities and up to 100% of its assets in fixed income securities. Effective until January 11, 2016, the first sentence in the section entitled "Details About the Fund - How the Fund Invests
- Principal Investment Strategies" in the Prospectus was deleted in its entirety and replaced with the following:
The Fund may invest up to 80% of its assets in equity securities and up to 100% of its assets in fixed income securities.